Exhibit 21.1

Subsidiaries of Enzymotec Ltd.

Name of Subsidiary	Jurisdiction of Organization	Ownership Interest

Enzymotec USA, Inc.	Delaware	100%

VAYA Pharma, Inc.	Delaware	100%

Advanced Lipids AB	Sweden	50%